Exhibit 99.1

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE FIRST QUARTER OF FISCAL 2023

VANCOUVER, BC, July 14, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE: SVM) reports production and sales figures for the first quarter of fiscal year 2023 ended June 30, 2022 ("Q1 Fiscal 2023"). The Company expects to release its Q1 Fiscal 2023 unaudited financial results on Thursday, August 11, 2022 after market close.

In Q1 Fiscal 2023, the Company produced and sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 19.1 million pounds of lead, and 6.9 million pounds of zinc, representing production increases of 26%, 10% and 20%, respectively, in silver, gold and lead production, and a decrease of 4% in zinc production over the first quarter of fiscal 2022 ("Q1 Fiscal 2022"). The Company is on track to produce 7.0 million to 7.3 million ounces of silver, 6,300 to 7,900 ounces of gold, 68.4 million to 71.3 million pounds of lead, and 32.0 million to 34.5 million pounds of zinc in Fiscal 2023.

Q1 FISCAL 2023 OPERATING HIGHLIGHTS

  On a consolidated basis, 300,104 tonnes of ore were mined, up 30% over Q1 Fiscal 2022, and 298,176 tonnes of ore were milled, up 23% over Q1 Fiscal 2022.
  On a consolidated basis, sales increased 17%, 10%, and 14%, respectively, for silver, lead, gold, and decreased 5% for zinc in Q1 Fiscal 2022.
  At the Ying Mining District, 214,038 tonnes of ore were mined, up 50% over Q1 Fiscal 2022, and 212,055 tonnes of ore were milled, up 36% over Q1 Fiscal 2022. Approximately 1.7 million ounces of silver, 1,100 ounces of gold, 16.7 million pounds of lead, and 1.9 million pounds of zinc were produced, representing increases of 32%, 10%, 26%, and 27%, respectively, in silver, gold, lead, and zinc over Q1 Fiscal 2022.
  At the GC Mine, 86,066 tonnes of ore were mined, down 3% over Q1 Fiscal 2022, and 86,121 tonnes of ore were milled, down 2% compared to Q1 Fiscal 2022. Approximately 164 thousand ounces of silver, 2.4 million pounds of lead, and 5.0 million pounds of zinc were produced, representing decreases of 14%, 9% and 12%, respectively, over Q1 Fiscal 2022.

The consolidated operational results for the past five quarters are summarized as follows:

The consolidated operational results for the past five quarters are summarized as follows (CNW Group/Silvercorp Metals Inc)

The operational results at the Ying Mining District for the past five quarters are summarized as follows:

The operational results at the Ying Mining District for the past five quarters are summarized as follows (CNW Group/Silvercorp Metals Inc)

The operations results at the GC Mine for the past five quarters are summarized as follows:

The operations results at the GC Mine for the past five quarters are summarized as follows (CNW Group/Silvercorp Metals Inc)

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

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CO: Silvercorp Metals Inc

CNW 17:20e 14-JUL-22